Nelson

Mullins

Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law 101 Constitution Avenue, NW / Suite 900 / Washington, DC 20001 Tel: 202.712.2800 Fax: 202.712.2860 www.nelsonmullins.com	Jonathan H. Talcott Tel: 202.712.2806 Jon.talcott@nelsonmullins.com

April 30, 2014

By Edgar and Hand Delivery

Larry Greene

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Monroe Capital Corporation
Proxy Statement on Form PRE 14A
Filed April 11, 2014
File No.: 814-00866

Dear Mr. Greene:

On behalf of Monroe Capital Corporation (the “Company”), this letter is being filed with your office in response to the Staff’s verbal comments conveyed by Mr. Greene in a conversation with Janis Kerns, company counsel, on Thursday, April 17, 2014 with respect to the Company’s preliminary proxy statement (the “Proxy Statement”) filed with the Securities and Exchange Commission (the “Commission”) on April 11, 2014.

We have paraphrased the Staff’s comments followed by the Company’s response below to aid in your review. We will provide courtesy copies of the final proxy statement on Form DEF 14A (the “Final Proxy Statement”), as filed and marked to show changes from the Proxy Statement.

1. Please confirm that the font size and style used throughout the Proxy Statement meets the requirements established by the Commission.

Response:

The Company confirms that the font size and style used in the Final Proxy Statement meets the Commission’s requirements.

2. Please confirm that you have explained the treatment and effect of abstentions and broker non-votes under applicable state law as well as the Company’s charter and by-law provisions, pursuant to Item 21.b of Schedule 14A.

Larry Greene

Division of Investment Management

April 30, 2014

Response:

The Company confirms that it explains the treatment and effect of abstentions and broker non-votes on pages 5 and 6 of the Final Proxy Statement under the captions “How are votes counted?”; “How many votes are needed to approve each proposal?”; and “How many shares must be present to constitute a quorum for the Annual Meeting?”, pursuant to Item 21.b of Schedule 14A. In addition, in the third paragraph of page 9 and under the heading “Required Vote” on page 35 the Company discusses the effect of abstentions and broker non-votes on each proposal.

3. In the third and fourth paragraphs on page 2, please use a typeface other than all capital letters.

Response:

The Company has revised page 2 of the Final Proxy Statement as requested.

4. On page 27, please disclose the history of the “Approval to Sell Shares of Common Stock Below Net Asset Value (Book Value)” proposal, specifically whether such a proposal has previously been approved by the Company’s shareholders and if the Company subsequently carried out an offering of common stock below net asset value.

Response:

The Company has revised page 27 of the Final Proxy Statement as requested.

5. On page 27, the Company references a 25% limitation on dilution to current investors not participating in an offering of stock below net asset value. Please supplementally explain the operation of this limitation and whether it is self-imposed or regulatory. Also, explain whether the limitation is per year or per offering.

Response:

The 25% cap on dilution to existing shareholders is a self-imposed limitation put in place by the Company in response to a comment from the Staff regarding the Company’s 2013 Proxy Statement. The limitation applies to each offering.

6. On page 28, the Company states, “[W]e believe that the current environment could provide investment opportunities on more favorable terms than have been available in recent periods. Our ability to take advantage of these opportunities, however, is dependent upon our access to equity capital.” Please explain to the Staff the correlation, if any, between the size of available investment opportunities and the size of any corresponding equity offerings.

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Larry Greene

Division of Investment Management

April 30, 2014

Response:

When the Company raises capital, it expects there to be a correlation between the size of the offering and the size of its expected opportunities. As with the Company’s past capital raises, the Company would expect to deploy any capital raised within six months of the offering.

7. On page 29, the Company references “the Company’s ability to grow over time and continue to pay steady or increasing dividends to stockholders.” Please confirm to the Staff whether these have occurred, as the current disclosure suggests that they have.

Response:

The Company confirms that since its inception, it has grown over time and that it has continued to pay steady distributions ($0.34 per quarter).

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Larry Greene

Division of Investment Management

April 30, 2014

In connection with responding to these comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or further communications relating to the above to the undersigned at (202) 712-2806 or Janis Kerns at (202) 712-2813. Thank you for your attention to this matter.

Very truly yours,

/s/ Jonathan H. Talcott

Jonathan H. Talcott

cc:	Monroe Capital Corporation
Theodore Koenig
Aaron Peck

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